SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TripAdvisor, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

896945 201

(CUSIP Number)

Charles Y. Tanabe, Esq.	Andrew J. Nussbaum, Esq.
Executive Vice President and General Counsel	Wachtell, Lipton, Rosen & Katz
Liberty Interactive Corporation	51 West 52nd Street
12300 Liberty Boulevard	New York, New York 10019
Englewood, CO 80112	(212) 403-1000
(720) 875-5300

(Name, Address and Telephone Number of Persons Authorized to receive Notices and Communications)

December 20, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Interactive Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None; see Item 5
	8.	Shared Voting Power 41,310,176 shares
	9.	Sole Dispositive Power None; see Item 5
	10.	Shared Dispositive Power 41,310,176 shares
11.	Aggregate Amount Beneficially Owned By Each Reporting Person 41,310,176 shares
12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)    ☒

Excludes shares beneficially owned by the executive officers and directors of Liberty and shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.

Percent of Class Represented by Amount in Row (11)

30.5%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 62.4% of the voting power of the Company. See Item 5.

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Barry Diller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None; see Item 5
	8.	Shared Voting Power 41,310,176 shares
	9.	Sole Dispositive Power None; see Item 5
	10.	Shared Dispositive Power 41,310,176 shares
11.	Aggregate Amount Beneficially Owned By Each Reporting Person 41,310,176 shares
12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)    ☒

Excludes shares beneficially owned by the executive officers and directors of Liberty and shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.

Percent of Class Represented by Amount in Row (11)

30.5%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 62.4% of the voting power of the Company. See Item 5.

14.	Type of Reporting Person (See Instructions) IN

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Statement of

LIBERTY INTERACTIVE CORPORATION

and

BARRY DILLER

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

TRIPADVISOR, INC.

Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

Item 1.	Security and Issuer

This Report on Schedule 13D (the “Report”) relates to the common stock, par value $.001 per share (the “Common Stock”), of TripAdvisor, Inc., a Delaware corporation (“TripAdvisor” or the “Company”). The Company’s principal executive offices are located at 141 Needham Street, Newton, MA 02464.

Item 2.	Identity and Background

This Report is filed by Liberty Interactive Corporation, a Delaware corporation (“Liberty”) and Mr. Barry Diller (“Mr. Diller”) (each, a “Reporting Person”). Liberty and Mr. Diller constitute a “group” for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to their respective beneficial ownership of the Common Stock and are collectively referred to as the “Reporting Group.”

The Reporting Group is filing this Report to report its acquisition of beneficial ownership of shares of Common Stock and Class B common stock, par value $.001 per share (the “Class B Common Stock”), of the Company in connection with the spin-off by Expedia, Inc., a Delaware company (“Expedia”), of the Company to the shareholders of Expedia on December 20, 2011, following which the Company became an independent public company (the “Spin-off”). In this Report, the shares of Common Stock and Class B Common Stock are referred to collectively as the “Common Shares.”

Liberty

Liberty is a holding company that owns interests in a broad range of video and online commerce businesses, including QVC, Provide Commerce, Backcountry.com, Celebrate Interactive, Bodybuilding.com, Evite, and Expedia. The business address and principal office of Liberty is 12300 Liberty Boulevard, Englewood, Colorado 80112.

Annex A attached to this Report contains the following information concerning each director, executive officer and controlling person of Liberty: (a) the name and residence or business address; (b) the principal occupation or employment and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted. Annex A is incorporated herein by reference. To the knowledge of Liberty, all persons listed on Annex A (the “Annex A Persons”) are United States citizens, unless otherwise noted on Annex A. During the last five years, neither Liberty nor, to the knowledge of Liberty, any of the Annex A Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Mr. Diller

Mr. Diller is the Chairman and senior executive of IAC, the Chairman and senior executive of Expedia and the Chairman and senior executive of TripAdvisor. IAC is a leading internet company with more than 50 fast-growing, highly-related brands serving loyal consumer audience. IAC’s mission is to harness the power of interactivity to make daily life easier and more productive for all people all over the world. Expedia is an online travel company, empowering business and leisure travelers with the tools and information they need to efficiently research, plan, book and experience travel, and operating through a diversified portfolio of brands, including Expedia.com, Hotels.com, Hotwire, Expedia Corporate Travel, Classic Custom Vacations and a range of other domestic and international brands and businesses. TripAdvisor is an online travel research company, empowering users to plan and enjoy the ideal trip. TripAdvisor’s travel research platform aggregates reviews and opinions of members about destinations, accommodations (including hotels, B&Bs, specialty lodging and vacation rentals), restaurants and activities throughout the world through its flagship TripAdvisor brand. Mr. Diller’s business address is, c/o IAC at 555 West 18th Street, New York, New York 10011. During the last five years, Mr. Diller has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Diller is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of shares of Common Stock and Class B Common Stock of the Company on December 20, 2011 in connection with the Spin-off.

The information contained in Items 5 and 6 of this Report is incorporated herein by reference.

Item 4.	Purpose of the Transaction

The information contained in Items 2, 5 and 6 of this Report is incorporated herein by reference.

Depending on market conditions and other factors, and subject to any restrictions described in Items 5 and 6 or contained in the agreements attached as Exhibits hereto, the Reporting Persons or their respective subsidiaries may purchase additional shares of Common Stock in the open market or in private transactions. Alternatively, depending on market conditions and other factors, and subject to any restrictions or limitations described in Items 5 or 6 or contained in the agreements attached as Exhibits hereto, the Reporting Persons or their respective subsidiaries may sell all or some of their shares of Common Stock.

Subject to the foregoing and except as described in Items 5 and 6 or contained in the agreements attached as Exhibits hereto, (i) Liberty does not have and, to the best of Liberty’s knowledge, none of its directors or executive officers have, any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4, and (ii) Barry Diller does not have any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4, except that Mr. Diller may dispose of shares of Common Stock to satisfy the exercise price and tax withholding obligations in connection with the exercise of employee stock options.

Item 5.	Interest in Securities of the Issuer

The information contained in Items 6 of, and Rows (7) through (10) of the cover pages to, this Report is incorporated herein by reference.

(a)-(b) After giving effect to the Spin-off, the members of the Reporting Group beneficially own 28,510,177 shares of Common Stock (assuming the exercise of options to purchase 2,000,000 shares of Common Stock and 19,530 shares of Common Stock issuable upon settlement of restricted stock units that become exercisable by Mr. Diller or vest within 60 days of December 30, 2011) and 12,799,999 shares of Class B Common Stock, which shares constitute 23.2% of the outstanding shares of Common Stock and 100% of the outstanding shares of Class B Common Stock. Assuming the conversion of all of the Reporting Group’s shares of Class B Common Stock into Common Stock, the Reporting Group would beneficially own 30.5% of the outstanding Common Stock (calculated in accordance with Rule 13d-3). Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 62.4% of the voting power of the Company. The foregoing beneficial ownership amounts exclude shares of Common Stock beneficially owned by the executive officers and directors of Liberty and shares of Common Stock beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse, as to which Mr. Diller disclaims beneficial ownership. The foregoing beneficial ownership amounts are based on there being outstanding, as of the close of business on December 20, 2011, 120,661,787 shares of Common Stock and 12,799,999 shares of Class B Common Stock, which share numbers were provided to the Reporting Group by the Company. Mr. Diller holds an irrevocable proxy granted by Liberty, pursuant to which Mr. Diller has the right to vote the Company’s securities held by Liberty and its affiliates, subject to certain limitations as described herein.

(c) None.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer

The information contained in Item 5 of this Report is incorporated herein by reference herein.

On December 20, 2011, in connection with the Spin-off, TripAdvisor entered into a Governance Agreement with Liberty and Mr. Diller (the “Governance Agreement”).

On December 20, 2011, Liberty and Mr. Diller entered into a Stockholders Agreement (the “Stockholders Agreement,” together with the “Governance Agreement,” the “Agreements”).

The following is a summary of the material terms of the Agreements. The following summary descriptions do not purport to cover all the provisions of the Agreements, and are qualified in their entirety by reference to the Agreements, which are filed as Exhibits 2 and 3 hereto, and incorporated into this Report by reference.

The Governance Agreement

Representation of Liberty on the TripAdvisor Board of Directors

Under the terms of the Governance Agreement:

•

Liberty has the right to nominate up to such number of TripAdvisor directors as is equal to 20% of the total number of TripAdvisor directors (rounded up to the next whole number if the total number of directors is not an even multiple of 5) so long as Liberty beneficially owns at least 16,825,982 equity securities of TripAdvisor (so long as Liberty’s ownership percentage is at least equal to 15% of the total equity securities of TripAdvisor)

•

Liberty has the right to nominate one director of TripAdvisor so long as Liberty beneficially owns at least 11,217,321 equity securities of TripAdvisor (so long as Liberty owns at least 5% of the total equity securities of TripAdvisor); and

•

TripAdvisor will use its reasonable best efforts to cause one of Liberty’s designees to be a member of a committee of the board of directors of TripAdvisor and, to the extent the person designated by Liberty would qualify as a member of the compensation committee of the board of directors of TripAdvisor under applicable tax and securities laws and regulations, TripAdvisor will seek to have that person appointed to the compensation committee of TripAdvisor.

Pursuant to the terms of the Governance Agreement, TripAdvisor will cause each director that Liberty nominates to be included in the slate of nominees recommended by the Board of Directors of TripAdvisor to the stockholders of TripAdvisor for election as directors at each annual meeting of the stockholders of TripAdvisor and will use all reasonable efforts to cause the election of each such director including soliciting proxies in favor of the election of such persons. Liberty has the right to designate a replacement director to the board of TripAdvisor in order to fill any vacancy of a director previously designated by Liberty. Liberty would have the right to transfer this ability to nominate candidates to the board of TripAdvisor, subject to the same ownership requirements as Liberty’s current nomination rights, to its transferee in a Block Sale (as discussed below), provided that the transferee’s nominees are independent directors and are approved by TripAdvisor’s Nominating Committee (or equivalent committee of the board of TripAdvisor). In addition, as described below under “The Stockholders Agreement—Distribution Transactions,” the spun-off or split-off company in a Distribution Transaction will succeed to Liberty’s rights under the Governance Agreement, including Liberty’s right to nominate directors.

Contingent Matters

The Governance Agreement lists certain actions that require the prior consent of Liberty and Mr. Diller before TripAdvisor can take any such action, which are referred to herein as “Contingent Matters”.

For so long as:

•	in the case of Liberty, Liberty owns at least 14,956,428 equity securities and at least 5% of the total equity securities of TripAdvisor (the “Liberty Condition”); and

•

in the case of Mr. Diller, he owns at least 2,500,000 Common Shares (including options to purchase common shares, whether or not then exercisable), continues to serve as Chairman of TripAdvisor and has not become disabled (the “Diller Condition,” and together with the Liberty Condition, the “Consent Conditions”),

TripAdvisor has agreed that, without the prior approval of Liberty and/or Mr. Diller, as applicable, it will not engage in any transaction that would result in Liberty or Mr. Diller having to divest any part of their interests in TripAdvisor or any other material assets, or that would render any such ownership illegal or would subject Mr. Diller or Liberty to any fines, penalties or material additional restrictions or limitations.

In addition, for so long as the Consent Conditions apply, if TripAdvisor (or any of its subsidiaries) incurs any indebtedness (other than a customary refinancing not to exceed the principal amount of the existing obligation being refinanced) after which TripAdvisor’s “total debt ratio” (as defined in the Governance Agreement) equals or exceeds 8:1, then for so long as the total debt ratio continues to equal or exceed 8:1, TripAdvisor may not take any of the following actions without the prior approval of Liberty and/or Mr. Diller:

•

acquire or dispose of any assets, issue any debt or equity securities, repurchase any debt or equity securities, or incur indebtedness, if the aggregate value of such transaction or transactions (alone or in combination) during any six month period equals 10% or more of TripAdvisor’s market capitalization;

•	voluntarily commence any liquidation, dissolution or winding up of TripAdvisor or any material subsidiary of TripAdvisor;

•	make any material amendments to the certificate of incorporation or bylaws of TripAdvisor;

•	engage in any line of business other than online and offline travel media and related businesses, or other businesses engaged in by TripAdvisor as of the date of determination of the total debt ratio;

•	adopt any stockholder rights plan that would adversely affect Liberty or Mr. Diller, as applicable; or

•	grant additional consent rights to a stockholder of TripAdvisor.

Preemptive Rights

In the event that TripAdvisor issues or proposes to issue any shares of Common Stock or Class B Common Stock (with certain limited exceptions) including shares issued upon exercise, conversion or exchange of options, warrants and convertible securities, Liberty will have preemptive rights that entitle it to purchase a number of Common Shares so that Liberty will maintain the identical ownership interest in TripAdvisor (subject to certain adjustments) that Liberty had immediately prior to such issuance or proposed issuance (but not in excess of 20.01%). Any purchase by Liberty will be allocated between Common Stock and Class B Common Stock in the same proportion as the issuance or issuances giving rise to the preemptive right, except to the extent that Liberty opts to acquire shares of Common Stock in lieu of shares of Class B Common Stock.

Registration Rights

Liberty and Mr. Diller are entitled to customary, transferable registration rights with respect to shares of Common Stock owned by them. Liberty is entitled to four demand registration rights and Mr. Diller is entitled to three demand registration rights. TripAdvisor will pay the costs associated with such registrations (other than underwriting discounts, fees and commissions). TripAdvisor will not be required to register shares of its Common Stock if a stockholder could sell the shares in the quantities proposed to be sold at such time in one transaction under Rule 144 of the Securities Act or under another comparable exemption from registration.

In connection with a transfer of TripAdvisor securities to an unaffiliated third party, Liberty or Mr. Diller may assign any of its or his then-remaining demand registration rights to the third party transferee, if upon the transfer the transferee acquires beneficial ownership of more than 5% of the outstanding equity securities of TripAdvisor. If upon the transfer the transferee acquires beneficial ownership of equity securities of TripAdvisor representing less than 5% of the outstanding equity securities, but having at least $250 million in then-current market value, Liberty or Mr. Diller may assign one of its or his remaining demand registration rights, which the transferee may exercise only in connection with an offering of shares of Common Stock having $100 million or more in market value.

Inapplicability of Anti-Takeover Provisions to Distribution Transaction or Block Sale

Pursuant to the Governance Agreement, TripAdvisor will not, in the case of a Distribution Transaction (as discussed below), implement any anti-takeover provision (including any shareholder rights plan) or, in the case of a Block Sale (as discussed below), will render inapplicable any such anti-takeover provision:

•	the purpose or reasonably evident effect of which is to restrict or limit Liberty’s ability to engage in a Distribution Transaction or a Block Sale; or

•

the purpose or reasonably evident effect of which is to impose a material economic detriment on the company to which TripAdvisor equity securities are transferred in connection with a qualifying Distribution Transaction (and whose shares are distributed to the public stockholders of Liberty) or that would impose a material economic detriment on the transferee in a Block Sale.

In addition, the TripAdvisor board will approve the transfer of Common Shares in a Distribution Transaction or Block Sale (up to a 30% ownership level in the case of a Block Sale) for purposes of Section 203 of the Delaware General Corporation Law (“DGCL”), which is the prohibition on transactions with interested stockholders under Delaware state law. In the case of a Block Sale, however, such approval for purposes of Section 203 of the DGCL will be subject to the imposition of contractual restrictions on the Block Sale transferee analogous to the provisions of Section 203 of the DGCL (as further described below).

Restrictions on Block Sale Transferee

For three years following a Block Sale by Liberty, the transferee will be subject to the following restrictions with regard to TripAdvisor, unless the restrictions terminate early in the circumstances discussed below:

•

an ownership cap set at 30% of the total equity securities of TripAdvisor (which would apply to any “group” of which the transferee or its affiliates is a member), subject to adjustment under certain circumstances;

•

specified “standstill” restrictions limiting the transferee’s ability, at such time as any directors nominated by the transferee are serving on the TripAdvisor board, to, among other things, engage in proxy contests, propose transactions involving the company, form a “group” (as defined in the Securities Exchange Act of 1934) or influence the management of TripAdvisor. These restrictions, other than the prohibition on proxy contests, would terminate if the transferee relinquishes all rights to nominate directors under the Governance Agreement; and

•

contractual provisions analogous to the provisions of Section 203 of the DGCL that would prohibit the transferee from engaging in specified “business combination” transactions with TripAdvisor without the prior approval by TripAdvisor, acting through a committee of independent directors.

The contractual provisions mirroring Section 203 of the DGCL would not apply to the transferee if upon the Block Sale it would not be an “interested stockholder” (as determined pursuant to Section 203 of the DGCL) of TripAdvisor. However, if these contractual provisions become applicable at the time of the Block Sale, they will continue in effect for the term of the standstill restrictions even if the transferee would subsequently cease to qualify as an “interested stockholder” (as determined pursuant to Section 203 of the DGCL). The standstill restrictions and 30% ownership cap, as well as the termination provisions, would apply to subsequent transferees of all or substantially all of the shares transferred in a prior Block Sale, but in any event would not extend past the third anniversary of the original Block Sale. With respect to such unaffiliated subsequent transferees of the shares transferred in a prior Block Sale, the statutory (rather than contractual) anti-takeover restrictions of Section 203 of the DGCL would apply subject to the waiver, at the time of a transfer, by TripAdvisor.

Prior to the expiration of the three year term, the standstill restrictions, including the cap on ownership described above, would terminate at the earlier of (i) Mr. Diller and his affiliates “actually owning” securities representing more than 50% of the total voting power of TripAdvisor or (ii) the Block Sale transferee and its affiliates beneficially owning (as defined in the Governance Agreement) securities representing less than 12% of the total voting power of TripAdvisor and Mr. Diller beneficially owning (as defined in the Governance Agreement) securities representing more than 40% of the total voting power of TripAdvisor. For this purpose, securities “actually owned” by Mr. Diller and his affiliates will include all securities of TripAdvisor held by Mr. Diller and his “affiliates”, plus those shares of Class B Common Stock for which Mr. Diller and his “affiliates” have a right to “swap” shares of Common Stock (as discussed below) but for which the swap right has not been exercised, minus the securities Mr. Diller and his “affiliates” currently hold but would need to exchange for the Class B Common Stock in such swap right.

The above restrictions may be waived at any time by TripAdvisor, acting through a committee of independent directors.

Other Block Sale Provisions

Any Block Sale by Liberty within the two years immediately following the completion of the Spin-off will require the consent of Expedia and TripAdvisor. Expedia and TripAdvisor will not withhold their consent to such Block Sale if they determine in good faith (a) that a safe harbor exists for the Block Sale under Section 355(e) of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder, or (b) that during the two years immediately prior to the Spin-off there were no substantial negotiations with the transferee in such Block Sale regarding the Block Sale.

If Mr. Diller does not acquire from Liberty all shares of Class B Common Stock proposed to be transferred in a Block Sale or in a transfer of all of the Class B Common Stock and Common Stock beneficially owned by Liberty through the exercise of his “swap” rights or right of first refusal under the Stockholders Agreement (resulting in such Class B Common Stock of Liberty being converted into, or exchanged for, shares of Common Stock before the Block Sale), for a period of two years after the Block Sale, Mr. Diller will have the right from time to time to acquire from TripAdvisor an equal number of shares of Class B Common Stock held in treasury, either by purchase at fair market value, through an exchange of an equivalent number of shares of Common Stock, or a combination thereof. Mr. Diller may exercise this right either alone or in conjunction with one or more third-parties so long as Mr. Diller retains voting control over the Class B Common Stock acquired. Prior to the two year period following a Block Sale, Mr. Diller’s right to acquire Class B Common Stock from TripAdvisor will be suspended immediately upon the entry by TripAdvisor into a merger agreement providing for a merger that constitutes a change of control of TripAdvisor, and will terminate irrevocably upon the consummation of a tender or exchange offer for securities representing a majority of the total voting power of TripAdvisor or a merger that constitutes a change of control of TripAdvisor.

Certain Waivers

During the term of the Stockholders Agreement, without TripAdvisor’s consent (to be exercised by a committee of independent directors), Mr. Diller will not waive Liberty’s obligation under the Stockholders Agreement to convert or exchange its shares of Class B Common Stock to shares of Common Stock in specified circumstances. This consent right is not applicable if Mr. Diller no longer has any rights under the Stockholders Agreement. In certain circumstances this consent right will survive a mutual termination of the Stockholders Agreement for a period of up to one year.

Termination

Generally, the Governance Agreement will terminate:

•	with respect to Liberty, at such time that Liberty beneficially owns equity securities representing less than 5% of the total equity securities of TripAdvisor; and

•	with respect to Mr. Diller, at such time as Mr. Diller ceases to be the Chairman of TripAdvisor or becomes disabled.

With respect to the provisions governing “Contingent Matters,” such provisions will terminate as to Mr. Diller and Liberty as set forth under “—Contingent Matters.”

The Stockholders Agreement

General

Mr. Diller holds an irrevocable proxy with respect to all securities of TripAdvisor beneficially owned by Liberty on all matters submitted to a stockholder vote or by which the stockholders may act by written consent, except for Contingent Matters with respect to which

Liberty has not consented, so long as Mr. Diller continues to own at least 2,500,000 Common Shares (including options). The proxy will generally remain in effect until the earlier of (1) Mr. Diller no longer serving as Chairman of TripAdvisor and (2) Mr. Diller becoming disabled. Under certain limited circumstances, including a breach by Mr. Diller of certain provisions of the Stockholders Agreement, the proxy may terminate sooner. In addition, the Stockholders Agreement provides for the suspension of the proxy if Mr. Diller cannot vote due to mental or physical disability.

Liberty and Mr. Diller will vote against any Contingent Matter with respect to TripAdvisor if Mr. Diller and Liberty do not approve the Contingent Matter (and continue to have veto rights with respect to the Contingent Matter under the Governance Agreement). Mr. Diller will also vote all securities of TripAdvisor over which he has voting control in favor of the Liberty designees to the board of directors of TripAdvisor.

Restrictions on Transfers

Until the later of (1) the date Mr. Diller no longer serves as Chairman of TripAdvisor and (2) the date Mr. Diller no longer holds the proxy to vote Liberty’s shares of TripAdvisor described above (or upon Mr. Diller becoming disabled, if that occurs first), and subject to the other provisions of the Stockholders Agreement, neither Liberty nor Mr. Diller can transfer shares of Common Stock or Class B Common Stock, other than:

•	transfers by Mr. Diller to pay taxes relating to the granting, vesting and/or exercise of stock options to purchase shares of Common Stock;

•	transfers to each party’s respective affiliates;

•	transfers of Common Stock pursuant to certain hedging transactions effected by Liberty meeting certain requirements;

•	pledges relating to financings, subject to certain conditions; and

•	transfers of options or Common Stock in connection with “cashless exercises” of Mr. Diller’s options to purchase shares of Common Stock.

The restrictions on transfer are subject to a number of exceptions (which exceptions, in the case of a transfer of shares of Class B Common Stock) are generally subject to the right of first refusal described below):

•

either of Liberty or Mr. Diller may transfer shares of Common Stock or Class B Common Stock to an unaffiliated third party, subject, in the case of shares of Class B Common Stock, to the tag-along rights described below and TripAdvisor’s consent in the event of a waiver of Liberty’s obligation to convert or exchange shares of Class B Common Stock to shares of Common Stock in certain circumstances as described above under “The Governance Agreement—Certain Waivers”;

•	either of Liberty or Mr. Diller may transfer shares of Common Stock so long as the transfer complies with the requirements of Rule 144 or Rule 145 under the Securities Act; and

•	Liberty may engage in a Distribution Transaction or Block Sale (as described below).

Tag-Along Rights and Right of First Refusal

Each of Mr. Diller and Liberty will be entitled to a right to “tag-along” (i.e., participate on a pro rata basis) on sales by the other of shares of Class B Common Stock to any unaffiliated third party, with limited exceptions. Mr. Diller will not have a tag-along right in connection with a Distribution Transaction by Liberty.

Each of Mr. Diller and Liberty has a right of first refusal in the case of a proposed transfer by the other of shares of Class B Common Stock to an unaffiliated third party, subject to specified exceptions, including transfers by Liberty pursuant to a Distribution Transaction.

Transfers of Shares of Class B Common Stock

If either Liberty or Mr. Diller proposes to transfer shares of Class B Common Stock, the other will have the right to swap any shares of Common Stock it or he owns for such shares of Class B Common Stock proposed to be transferred (subject to the right of first refusal described above). To the extent that, after application of the swap right described in the prior sentence, there remain shares of Class B Common Stock that the selling stockholder would otherwise transfer to an unaffiliated third party, such shares must first be converted or exchanged into shares of Common Stock.

As described above under “The Governance Agreement—Certain Waivers” any waiver by Mr. Diller of Liberty’s obligation in the Stockholders Agreement to convert shares of Class B Common Stock to shares of Common Stock before transfer to an unaffiliated third party will be subject to the consent of TripAdvisor, exercisable through a committee of independent directors. This consent right is not applicable if Mr. Diller no longer has any rights under the Stockholders Agreement. The consent right will survive a mutual termination of the Stockholders Agreement for one year unless Mr. Diller’s rights are terminated under the circumstances described below under “—Termination.”

This transfer restriction does not apply to, among other specified transfers, transfers among the parties and their affiliates, and transfers by Liberty in a Distribution Transaction.

Distribution Transactions

Liberty will be permitted to spin-off or split-off to its public stockholders all (but not less than all) of its equity ownership in TripAdvisor in a transaction meeting specified requirements (a “Distribution Transaction”) without first complying with the transfer restrictions described above, including Mr. Diller’s tag-along right, right of first refusal, swap right and conversion requirement, and without being subject to the application of certain anti-takeover provisions, as described above under “The Governance Agreement—Inapplicability of Anti-Takeover

Provisions to Distribution Transaction or Block Sale.” The spun-off or split-off company will be required to assume all of Liberty’s obligations (including the proxy given to Mr. Diller) and will succeed to Liberty’s rights under the Governance Agreement and Stockholders Agreement (including Liberty’s right to nominate directors).

Block Sales

So long as Liberty’s equity ownership in TripAdvisor does not exceed 30% of the total equity securities of TripAdvisor and Mr. Diller continues to hold a proxy over Liberty’s shares in TripAdvisor, Liberty will be permitted to sell all (but not less than all) of such equity interest in TripAdvisor to an unaffiliated third party (a “Block Sale”), without being subject to the application of certain anti-takeover provisions, as described above under “The Governance Agreement—Inapplicability of Anti-Takeover Provisions to Distribution Transaction or Block Sale,” subject to prior compliance with Mr. Diller’s tag-along right, right of first refusal and swap right, as well as the requirement that Liberty convert shares of Class B Common Stock to shares of Common Stock or exchange them for Common Stock with TripAdvisor before the Block Sale.

Prior to any Block Sale, Liberty will be required to exchange and/or convert any shares of Class B Common Stock proposed to be transferred in such Block Sale, to the extent Mr. Diller does not acquire such shares pursuant to exercise of his right of first refusal or swap rights, for newly-issued Common Stock (subject to application of relevant securities laws).

Termination

Mr. Diller’s and Liberty’s rights and obligations under the Stockholders Agreement generally terminate at such time as, in the case of Mr. Diller, he no longer beneficially owns at least 1,100,000 Common Shares (including stock options) and, in the case of Liberty, Liberty no longer beneficially owns at least 1,000,000 Common Shares. Liberty’s tag-along rights and obligations terminate at such time as Liberty ceases to beneficially own at least 5% of the outstanding Common Shares.

In addition, Mr. Diller’s rights under the Stockholders Agreement will terminate upon the later of (1) the date Mr. Diller ceases to serve as Chairman of TripAdvisor or becomes disabled and (2) the date Mr. Diller no longer holds a proxy to vote the shares of TripAdvisor owned by Liberty.

Item 7.	Material to Be Filed as Exhibits

1.	Joint Filing Agreement, by and among Liberty Interactive Corporation, a Delaware corporation and Mr. Barry Diller, dated as of December 20, 2011.

2.	Governance Agreement, by and among TripAdvisor, a Delaware corporation, Liberty Interactive Corporation, a Delaware corporation and Mr. Barry Diller, dated as of December 20, 2011.

3.	Stockholders Agreement, by and between Liberty Interactive Corporation, a Delaware corporation, and Mr. Barry Diller, dated as of December 20, 2011.

4.	Assistant Secretary’s Certificate of Liberty Interactive Corporation.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated: December 30, 2011

LIBERTY INTERACTIVE CORPORATION

By:	/s/ Pamela L. Coe
Name: Pamela L. Coe
Title: Vice President

BARRY DILLER

By:	/s/ Barry Diller

INDEX TO EXHIBITS

1.	Joint Filing Agreement, by and among Liberty Interactive Corporation, a Delaware corporation and Mr. Barry Diller, dated as of December 20, 2011.

2.	Governance Agreement, by and among TripAdvisor, a Delaware corporation, Liberty Interactive Corporation, a Delaware corporation and Mr. Barry Diller, dated as of December 20, 2011.

3.	Stockholders Agreement, by and between Liberty Interactive Corporation, a Delaware corporation, and Mr. Barry Diller, dated as of December 20, 2011.

4.	Assistant Secretary’s Certificate of Liberty Interactive Corporation.

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY INTERACTIVE

CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Interactive Corporation are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of Liberty Interactive Corporation, all executive officers and directors listed on this Annex A are United States citizens, except for Ian G. Gilchrist, who is a citizen of the United States and Canada.

Name and Business Address (If Applicable)	Principal Occupation and Principal Business (If Applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Gregory B. Maffei	President, Chief Executive Officer and Director of Liberty

Michael George QVC, Inc. Studio Park 1200 Wilson Drive West Chester, PA 19380	Director of Liberty ; President and Chief Executive Officer, QVC, Inc.

M. Ian G. Gilchrist	Director of Liberty

Evan D. Malone	Director of Liberty

David E. Rapley	Director of Liberty

M. LaVoy Robison 1727 Tremont Place Denver, Colorado 80202	Director of Liberty; Executive Director and a Board Member of the Anschutz Foundation

Larry E. Romrell	Director of Liberty

Andrea L. Wong Sony Pictures Europe House 25 Golden Square 4th FL., Room 05A London, W1F 9LU United Kingdom	Director of Liberty, President - International, Sony Pictures Entertainment, Inc.

Charles Y. Tanabe	Executive Vice President and General Counsel of Liberty

Albert E. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Chief Financial Officer of Liberty